FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Third quarter 2010 – Same-store gross sales increase by 12.5%

São Paulo, Brazil, October 13, 2010. Grupo Pão de Açúcar [NYSE: CBD; BM&FBOVESPA: PCAR5 (PNA)] announces its sales performance for the third quarter of 2010 (unaudited preliminary results). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

Grupo Pão de Açúcar – 3Q10 (consolidated)

In the third quarter of 2010, Grupo Pão de Açúcar’s gross sales, comprising all the Group’s formats including Ponto Frio, increased by 15.9% over the same period last year to R$ 7,939.6 million, while net sales climbed by 16.9% to R$ 7,100.4 million.

In same-store terms (i.e. stores that have been operational for at least 12 months), gross sales grew by 12.5%, giving real growth of 7.6% when deflated by the IPCA consumer price index(1). Net same-store sales recorded nominal growth of 13.1%.

Gross sales performance (nominal terms)

Grupo Pão de Açúcar – excluding Globex 3Q10

Excluding Globex, Grupo Pão de Açúcar’s gross sales, totaled R$ 6,219.4 million, 10.0% up on 3Q09, while net sales came to R$ 5,585.8 million, a 10.1% improvement.

(1) Easter effect in 2008 and 2010

(2) Easter effect in 2009

Same-store gross and net sales increased by 7.7% and 7.8% year-on-year, respectively.

Also on a same-store basis, gross food sales grew by 7.7% in the period, with beverages and personal care & household cleaning products doing exceptionally well. Non-food sales moved up by 7.8%, led by general merchandise and textile, which recorded increases above the average for the non-food segment.

The Group’s best-performing formats were Assaí and Extra Supermercado, whose same-store gross sales moved up by 19.6% and 24.1% year-on-year, respectively.

Globex – 3Q10

Globex’s gross sales, including bricks-and-mortar stores, e-commerce (pontofrio.com and extra.com) and wholesale operations, climbed by 43.8% over 3Q09 to R$ 1,720.2 million, while net sales grew by 51.4% to R$ 1,514.5 million. In same-store gross and net sales increased by 33.2% and 28.5% year-on-year, respectively. The same-store gross e-commerce sales climbed by 61.2% year-on-year.

Grupo Pão de Açúcar – 9M10 (consolidated)

In 9M10, Grupo Pão de Açúcar recorded gross sales of R$ 23,540.6 million, 32.4% up on 9M09, while net sales increased by 33.9% to R$ 21,051.8 million. In same store terms (including Ponto Frio as of 3Q10), gross sales climbed by 12.4%, representing real growth of 7.2% when deflated by the IPCA consumer price index(1), while net sales presented nominal growth of 14.0%.

Grupo Pão de Açúcar – excluding Globex 9M10

Excluding Globex, Grupo Pão de Açúcar’s year-to-date gross sales totaled R$ 18,849.6 million, 13.7% up year-on-year, while net sales stood at R$ 16,943.7 million, up by 15.1%. Same-store gross and net sales climbed by 10.4% and 11.7%, respectively.

Also in same-store terms, gross food sales increased by 9.6%, led by beverages and personal care & household cleaning products, while net sales moved up by 13.1%, led by electronics/household appliances and textile, which recorded increases above the average for the non-food segment.

The best-performing formats in the first nine months were Assaí and Extra Supermercado, whose same-store gross sales increased by 19.1% and 33.5%, respectively.

Globex – 9M10

Globex’s year-to-date gross sales, including bricks-and-mortar stores, e-commerce (pontofrio.com and extra.com) and wholesale operations, climbed by 49.5% to R$ 4,691.1 million, while net sales grew by 62.6% to R$ 4,108.0 million. In same-store terms(2), gross sales grew by 47.0% year-on-year.

The same-store gross e-commerce sales increased by 50.1% year-on-year.

(1)	Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.
(2)	Ponto Frio's same-store sales include bricks-and-mortar stores, wholesale outlets and e-commerce.

Statements in this report regarding the Company’s business prospects, outlook for operating and financial results and growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and international markets and are therefore subject to change.

Vitor Fagá		Investor Relations
vitor.faga@grupopaodeacucar.com.br		Phone: (11) 3886-0421
Fax: (11) 3884-2677

Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 13, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.